

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



04032639

FORM 11-K



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-3684

A. Full title of the plan and the address of the plan, if different from that of the issuer
named below:

ChevronTexaco Employee Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

PROCESSED
JUN 17 2004
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who
administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the
undersigned hereunto duly authorized.

Date June 9, 2004

ChevronTexaco Corporation, Plan Administrator
By: Walker C. Taylor, Asst. Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

<u>Exhibit No.</u>	<u>Description</u>
1	Consent of Independent Registered Public Accounting Firm, dated May 14, 2004.
2	Financial Statements of the ChevronTexaco Employee Savings Investment Plan for the fiscal year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA.



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated May 14, 2004 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

May 14, 2004
Oakland, California

EIN: 94-0890210
PN: 001

**CHEVRONTEXACO
EMPLOYEE SAVINGS INVESTMENT PLAN**

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES**

**TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2003 AND 2002

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLANTABLE OF CONTENTS

	<u>PAGE</u>
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2 - 3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	4 - 5
Notes to Financial Statements	6 - 15
Supplementary Schedules:	
Schedule H - Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes as of December 31, 2003	16
Schedule H - Part IV, Line 4(j) - Schedule of Reportable Transactions for the Year Ended December 31, 2003	17



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
ChevronTexaco Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the **ChevronTexaco Employee Savings Investment Plan** (the Plan), as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of December 31, 2003 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

May 14, 2004
Oakland, California

EIN: 94-0890210

PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003
(thousands of dollars)

	Participant Directed	Non-Participant Directed		Total
		Allocated	Unallocated	
<u>Assets</u>				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	\$ -	\$ 4,838,231	\$ -	\$ 4,838,231
Unallocated	-	-	588,782	588,782
Fund investments	3,225,615	-	-	3,225,615
Loans to participants	115,052	-	-	115,052
Cash equivalents	214	-	42,527	42,741
Total investments	<u>3,340,881</u>	<u>4,838,231</u>	<u>631,309</u>	<u>8,810,421</u>
Receivables:				
Employer contribution	-	970	-	970
Due from broker	258	-	-	258
Total receivables	<u>258</u>	<u>970</u>	<u>-</u>	<u>1,228</u>
Total assets	<u>3,341,139</u>	<u>4,839,201</u>	<u>631,309</u>	<u>8,811,649</u>
<u>Liabilities</u>				
Due to broker	270	-	-	270
Interest payable	-	-	14,066	14,066
ESOP notes payable	-	-	385,141	385,141
Other	1,197	769	-	1,966
Total liabilities	<u>1,467</u>	<u>769</u>	<u>399,207</u>	<u>401,443</u>
Net assets available for benefits	<u>\$ 3,339,672</u>	<u>\$ 4,838,432</u>	<u>\$ 232,102</u>	<u>\$ 8,410,206</u>

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
 PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 DECEMBER 31, 2002
 (thousands of dollars)

	Participant	Non-Participant Directed		Total
	Directed	Allocated	Unallocated	
<u>Assets</u>				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	\$ -	\$ 3,903,922	\$ -	\$ 3,903,922
Unallocated	-	-	506,170	506,170
Fund investments	2,428,791	-	-	2,428,791
Loans to participants	120,121	-	-	120,121
Cash equivalents	-	-	47,243	47,243
Total assets	<u>2,548,912</u>	<u>3,903,922</u>	<u>553,413</u>	<u>7,006,247</u>
<u>Liabilities</u>				
Interest payable	-	-	22,574	22,574
ESOP notes payable	-	-	435,141	435,141
Total liabilities	<u>-</u>	<u>-</u>	<u>457,715</u>	<u>457,715</u>
Net assets available for benefits	<u>\$ 2,548,912</u>	<u>\$ 3,903,922</u>	<u>\$ 95,698</u>	<u>\$ 6,548,532</u>

The accompanying notes are an integral part of these financial statements.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
(thousands of dollars)

	Participant Directed	Non-Participant Directed		Total
		Allocated	Unallocated	
<u>Additions</u>				
Contributions:				
Employer contributions	\$ 33	\$ 138,409	\$ 25,575	\$ 164,017
Participant contributions	117,383	48,229	-	165,612
Participant rollovers	64,032	8,932	-	72,964
Total contributions	<u>181,448</u>	<u>195,570</u>	<u>25,575</u>	<u>402,593</u>
Investment income:				
Interest	4	-	144	148
Dividends	-	166,077	21,102	187,179
Net appreciation in fair value of investments	503,446	1,139,085	141,248	1,783,779
Interest on participant loans	6,945	-	-	6,945
Total investment income	<u>510,395</u>	<u>1,305,162</u>	<u>162,494</u>	<u>1,978,051</u>
Total additions	<u>691,843</u>	<u>1,500,732</u>	<u>188,069</u>	<u>2,380,644</u>
<u>Deductions</u>				
Interest expense	-	-	28,132	28,132
Distribution to participants	256,568	210,373	-	466,941
Administrative fees	337	27	-	364
Total deductions	<u>256,905</u>	<u>210,400</u>	<u>28,132</u>	<u>495,437</u>
Interfund transfers	355,822	(355,822)	-	-
Intra-plan transfers	-	-	(23,533)	(23,533)
Net increase	<u>790,760</u>	<u>934,510</u>	<u>136,404</u>	<u>1,861,674</u>
Net assets available for benefits:				
Beginning of year	<u>2,548,912</u>	<u>3,903,922</u>	<u>95,698</u>	<u>6,548,532</u>
End of year	<u>\$ 3,339,672</u>	<u>\$ 4,838,432</u>	<u>\$ 232,102</u>	<u>\$ 8,410,206</u>

The accompanying notes are an integral part of these financial statements.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(thousands of dollars)

	Participant Directed	Non-Participant Directed		Total
		Allocated	Unallocated	
<u>Additions</u>				
Contributions:				
Employer contributions	\$ 56	\$ 108,090	\$ 101,500	\$ 209,646
Participant contributions	91,536	42,744	-	134,280
Participant rollovers	30,130	5,527	-	35,657
Total contributions	<u>121,722</u>	<u>156,361</u>	<u>101,500</u>	<u>379,583</u>
Investment income:				
Interest	4	-	355	359
Dividends	-	140,356	23,176	163,532
Net (depreciation) in fair value of investments	(261,459)	(1,338,511)	(176,115)	(1,776,085)
Interest on participant loans	7,099	-	-	7,099
Total investment income	<u>(254,356)</u>	<u>(1,198,155)</u>	<u>(152,584)</u>	<u>(1,605,095)</u>
Total additions	<u>(132,634)</u>	<u>(1,041,794)</u>	<u>(51,084)</u>	<u>(1,225,512)</u>
<u>Deductions</u>				
Interest expense	-	-	38,472	38,472
Distribution to participants	206,533	305,374	-	511,907
Administrative fees	131	194	-	325
Total deductions	<u>206,664</u>	<u>305,568</u>	<u>38,472</u>	<u>550,704</u>
Interfund transfers	191,137	(191,137)	-	-
Intra-plan transfers	-	-	(110,738)	(110,738)
Transfer from other plans	1,328,587	1,268,802	-	2,597,389
Net increase (decrease)	<u>1,180,426</u>	<u>(269,697)</u>	<u>(200,294)</u>	<u>710,435</u>
Net assets available for benefits:				
Beginning of year	<u>1,368,486</u>	<u>4,173,619</u>	<u>295,992</u>	<u>5,838,097</u>
End of year	<u>\$ 2,548,912</u>	<u>\$ 3,903,922</u>	<u>\$ 95,698</u>	<u>\$ 6,548,532</u>

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210

PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description of the ChevronTexaco Employee Savings Investment Plan (ESIP or the Plan) for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Effective April 1, 2002, the Chevron Corporation Profit Sharing/Savings Plan (PS/SP) changed its name to ChevronTexaco Employee Savings Investment Plan. Also effective April, 1, 2002, the Plan changed to a fixed match plan. ChevronTexaco Corporation (Corporation) will match 8 percent of pay on the first 2 percent of the participant's base pay that they contribute to the Plan.

Plan Sponsor/Administrator. The Corporation is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint 1 or more trustees to hold the assets of the Plan and to appoint a record keeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and ERISA.

Eligibility. Employees of ChevronTexaco Corporation or a participating company (Company) or who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to participate in the Plan if they are on the U.S. payroll.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - Description of the Plan (Continued)

Contributions. Each year, participants may contribute up to 50 percent of regular pay as combined basic (2 percent) and supplemental (48 percent) contributions. For "highly compensated employees", they are limited to 25 percent of their regular pay. The maximum amount a participant can contribute on a before-tax basis is the annual IRS limit of \$12,000 for participants under age 50 and \$14,000 for participants age 50 and up in 2003 and \$11,000 for participants under age 50 and \$12,000 for participants age 50 and up in 2002. The Plan has a fixed match feature. The Corporation will match 8 percent of pay on the first 2 percent of the participant's base pay that they contribute to the Plan. The Corporation's contributions are made in ChevronTexaco Stock. Contributions are allocated to the participant accounts as soon as practicable (but no later than 15 days) after payrolls are processed and are invested in the investment funds.

Participant Accounts. Funds for the participant's benefit are held in a number of Plan accounts. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax and after-tax basis. Company contributions are comprised of Saving Plus pre-2002 accounts and Company matching contributions. The Company matching contribution will be made in ChevronTexaco Stock to their ChevronTexaco Leveraged ESOP or ChevronTexaco Stock accounts. Thereafter, in accordance with such procedures as the Corporation shall prescribe, a participant may elect to transfer a portion of the ChevronTexaco Stock from the Company matching contribution to other investment funds as the Corporation may authorize. Such an investment election may be made only in accordance with the election procedures prescribed by the Corporation. Participants have the option to receive dividends on shares in their ChevronTexaco Stock account as a taxable distribution or to be automatically reinvested into their account. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

Trustees. Effective April 1, 2002 Vanguard Fiduciary Trust Company (Vanguard) succeeded Mellon Bank, N.A. as trustee of the Plan. Vanguard has custody of all the assets except for those promissory notes securing participant loans. Vanguard also replaced Citistreet as the Plan's record keeper. The trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - Description of the Plan (Continued)

Leveraged ESOP. In December 1989, the ESOP borrowed a total of \$1 billion from several banks and used the proceeds of the loans to purchase 14.1 million shares of the Corporation's Common Stock from the Corporation. In October 1991, these loans were completely refinanced by the ESOP's issuance to the public of registered debt securities. In July 1999, the outstanding ESOP debt was completely refinanced extending the ESOP term through the year 2016. Subsequently, accelerated principal payments were made, reducing the loan payment period to end by the year 2014. The ESOP indebtedness is guaranteed by the Corporation and will be repaid using dividends paid on the shares acquired by the ESOP and contributions by the participating companies. To enforce the ESOP's obligation to pay holders of the registered debt securities, the holders have no recourse against the assets of the ESOP except that, to the extent permitted by the Code and the Employee Retirement Income Security Act of 1974 (ERISA), the holders will have rights to any cash contributions made by the participating companies to satisfy the ESOP's obligations under the registered debt securities and to any earnings attributable to the investment of such contributions. In light of the limited recourse that holders of the registered debt securities have against the ESOP, purchasers of the registered debt securities are cautioned to rely solely upon the creditworthiness of the Corporation and its obligations under its guarantee of the ESOP's indebtedness.

Unallocated ESOP shares are held in a suspense account and secure the Corporation's guarantee of the ESOP indebtedness. As payments of principal and interest are made on the ESOP debt, shares are released from the suspense account. These released shares will be valued at the then current market price for allocation to participants who elect to contribute two percent of their regular earnings to the Plan.

Participant Loans. The loan feature allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of \$50,000 or 50% of their total vested account balance. The minimum loan is \$1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a home loan is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in *The Wall Street Journal* on the last Wednesday of the preceding month. Interest rates charged during 2003 and 2002 ranged from 4.12% to 12.45% and 4.25% to 12.45%, respectively. Loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants' accounts.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - Description of the Plan (Continued)

Plan Termination. The Corporation expects to continue the ESIP indefinitely, but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund. The trustee will sell the shares of the Corporation's Common Stock then held in the ESOP suspense account and apply the proceeds (together with any other assets in the suspense account) either to repay the ESOP indebtedness or to satisfy its obligation to indemnify the Corporation as guarantor of the indebtedness for any payments that must be made under the guarantee of the indebtedness. Any shares or proceeds remaining after the satisfaction of the obligations described in the preceding sentence will be allocated to the participants' accounts and the value of such allocation will be offset against any future obligations of the Corporation to make Company contributions to the ESIP.

Plan Expenses. Administrative expenses relating to the Plan, including certain audit, record keeping and trustee fees through March 31, 2002, were paid out of the trust funds. Trustee and record keeping fees beginning April 1, 2002, have been netted from the net asset values.

Beginning in 2003, certain ChevronTexaco employee and administrative costs are being reimbursed to the Corporation by the Plan.

NOTE 2 - Summary of Significant Accounting Policies

The financial statements of the ESIP are presented on the accrual basis of accounting. The following are the significant accounting policies followed by the Plan:

Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation or depreciation.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in the Vanguard Brokerage Option are determined by Vanguard Brokerage Service daily. ESOP shares released from the suspense account are allocated based on the then-current market value.

Realized gains and losses on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains and losses. Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Investments

At December 31, 2003, the following broad range of investment options were available to participants:

Tier 1: Core Funds

<u>Fund Name</u>	<u>Fund Type</u>
ChevronTexaco Leveraged ESOP	Company Stock
ChevronTexaco Stock	Company Stock
Vanguard Prime Money Market Fund	Money Market
Vanguard Total Bond Market Index Fund	Fixed Income
Vanguard Balanced Index Fund	Balanced
Vanguard 500 Index Fund	Large-Cap Stock
Vanguard Total Stock Market Index Fund	Growth and Income Stock
Vanguard Extended Market Index Fund	Small-Cap Growth Stock
Vanguard Developed Markets Index Fund	International Stock

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 - Investments (Continued)

Tier 2: Supplemental Funds

<u>Fund Name</u>	<u>Fund Type</u>
Dodge & Cox Income Fund	Fixed Income
Vanguard GNMA Fund	Fixed Income
Vanguard Windsor II Fund	Large-Cap Value Stock
Fidelity Dividend Growth Fund	Large-Cap Blend Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Artisan Mid Cap Fund	Mid-Cap Growth Stock
Artisan Small Cap Value Fund	Small-Cap Value Stock
Neuberger Berman Genesis Fund	Mid-Cap Blend Stock
Managers Special Equity Fund	Small-Cap Growth Stock
American Funds EuroPacific Growth Fund	International Stock
Oakmark Select Fund *	Mid-Cap Value Stock
T. Rowe Price Small-Cap Stock Fund *	Small-Cap Blend Stock
Columbia Acorn International *	International Stock

* These three funds remain as Plan investments, but as of January 1, 2004, no longer accept future contributions.

As of December 31, 2003, the following investment options were no longer offered as Tier 2, supplemental funds:

<u>Fund Name</u>	<u>Fund Type</u>
American Century Equity Income Fund	Mid-Cap Value Stock
American Century International Growth Fund	International Stock
American Century Target Maturities Trust	Fixed Income
Artisan International Fund	International Stock
Berger Small Cap Value Fund	Small-Cap Value Stock
Davis New York Venture Fund	Large-Cap Value Stock
Gabelli Asset Fund	Mid-Cap Blend Stock
INVESCO Dynamics Fund	Mid-Cap Growth Stock
Janus Worldwide Fund	Global Stock
Liberty Acorn International Fund	International Stock
RS Diversified Growth Fund	Small-Cap Growth Stock
T. Towe Price Value Fund	Mid-Cap Value Stock
Third Avenue Value Fund	Small-Cap Value Stock

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 - Investments (Continued)

<u>Fund Name</u>	<u>Fund Type</u>
Vanguard Capital Opportunity Fund	Mid-Cap Growth Stock
Vanguard Growth Index Fund	Large-Cap Growth Stock
Vanguard Mid-Cap Index Fund	Mid-Cap Blend Stock
Vanguard Small-Cap Growth Index Fund	Small-Cap Growth Stock
Vanguard Small-Cap Value Index Fund	Small-Cap Value Stock
Vanguard Small-Cap Index Fund	Small-Cap Blend Stock
Vanguard Total International Stock Index Fund	International Stock
Vanguard Value Index Fund	Large-Cap Value Stock
White Oak Growth Stock Fund	Large-Cap Growth Stock

Tier 3: Vanguard Brokerage Option (VBO)

Through the Vanguard Brokerage Services, a participant may choose from approximately 2,600 mutual funds from Vanguard and other companies that are not included in the core or supplemental investment funds. There is a \$50 annual fee charged to participants who use this option which is paid directly to Vanguard. Within each fund offered in the VBO additional fees are charged, either accrued within a fund's pooled price or charged directly on deposits or withdrawals depending upon the mutual fund.

Prior to April 1, 2002, investment options were as follows:

- (a) The ChevronTexaco Stock Fund - Deposits are invested in common stock of the Corporation. Dividends on the ChevronTexaco Stock are reinvested in ChevronTexaco Stock. All brokers fees are paid by the Plan or are part of the Trading Account adjustment to the Company's Profit Sharing contribution.
- (b) The Diversified Equity Fund - Deposits are invested in State Street Global Advisors' (SSGA's) S&P 500 Flagship Fund which seeks full replication of the S&P 500 Index results. All dividends and distributions paid are reinvested in units of the Fund. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.
- (c) The Long-Term Income Fund - Deposits are invested in SSGA's Bond Market Fund which seeks to recover transaction costs caused by portfolio turnover and modestly exceed the Lehman Brothers' Aggregate Bond Index over annual measurement periods. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 - Investments (Continued)

- (d) The Short-Term Income Fund - Deposits are invested in SSGA's YES Fund. The assets of the Fund may be invested in issues of the U.S. Government and Agencies; bank Certificates of Deposit; Repurchase Agreements, collateralized by U.S. Treasury and Federal Agency Securities; Bankers' Acceptances, Commercial Paper, European certificates of deposit and other corporate debt instruments. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.
- (e) The Value Fund - Deposits are invested in a unitized pooled account within an investment master trust administered by Bankers Trust Company. The account portfolio is actively managed by Bernstein & Company (Bernstein). The objective of this Fund is to outperform the broad U.S. stock market over the long term by investing in stocks selling for less than their future earnings power would suggest they are worth. Bernstein's investment management fees and Bankers Trust master investment trustee fees were paid by the ChevronTexaco Corporation Master Pension Trust and the Plan on a pro rata basis based on the number of units each trust owns.
- (f) The Growth Fund - Deposits are invested in a unitized pooled account within an investment master trust administered by Bankers Trust Company. The account portfolio is actively managed by Jennison Associates Capital Corporation (Jennison). The objective of this Fund is to outperform the S&P 500 Index and other growth stock funds over the long term by investing in stocks that maintain or achieve superior earnings growth and are reasonably priced relative to their growth prospects. Jennison's investment management fees and Bankers Trust master investment trustee fees were paid by the ChevronTexaco Corporation Master Pension Trust and the Plan on a pro rata basis based on the number of units each trust owns.
- (g) The Small Cap Stock Fund - Deposits are invested in SSGA's Small Cap Stock Fund. The Fund's objective is to replicate the returns of the Russell 2000 Index, which is representative of small capitalization U.S. stocks. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.
- (h) The International Fund - Deposits are invested in SSGA's International Stock Market Index Fund. The Fund's objective is to replicate the returns of the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 3 - Investments (Continued)

- (i) The Balanced Fund - Deposits are invested in SSGA's Balanced Fund. The Balanced Fund is a blend of the Flagship Fund, the Bond Market Fund and the YES Fund, each previously described above. Approximately 60% is currently invested in the Flagship Fund, 30% in the Bond Market Fund and 10% in the YES Fund. Dividends and gains and losses are reflected in the blended value of the shares in the Balanced Fund. Related management fees were paid by the Plan.
- (j) The Mutual Fund Window - Deposits (via transfers only) are first invested in a money market instrument with State Street Brokerage Services (SSBS), a subsidiary of State Street Bank. Once with SSBS, the participant must directly contact SSBS to invest his/her deposits into/out of most of the publicly traded mutual funds (approximately 3,000 different funds are available from over 170 mutual fund families). There is a \$50 annual fee charged to participants who use this option which is paid directly to State Street Bank (applied in \$4.17 monthly increments for those with Mutual Fund Window (MFW) balances). Within each fund offered in the MFW additional fees are charged, either accrued within a fund's pooled price or charged directly on deposits or withdrawals depending upon the mutual fund.

Investments representing 5% or more of the Plan's net assets available for benefits:

	<u>December 31, 2003</u>		<u>December 31, 2002</u>	
	Participant Directed	Non-Participant Directed	Participant Directed	Non-Participant Directed
	(thousands of dollars)		(thousands of dollars)	
ChevronTexaco Corporation				
Common Stock	\$ -	\$5,427,013	\$ -	\$4,410,092
Vanguard 500 Index Fund	831,812	-	615,370	-
Vanguard Prime Money Market Fund	503,116	-	506,170	-
Vanguard Total Bond Market Index Fund	-	-	402,572	-

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 4 - Intra-Plan Transfers

During a Plan year, as payments of principal and interest are made on the ESOP loans, shares are released from the ESOP suspense account and are transferred to the Leveraged ESOP account and are available for benefits. These transfers represent a portion of the employer contribution and reimbursement for the cash dividends paid by the Corporation to those members holding ESOP shares that were used to service the ESOP debt.

NOTE 5 - Income Taxes

On September 18, 2003, the Internal Revenue Service (IRS) issued its determination that the Plan continues to be exempt from Federal income tax. The Plan has been amended since receiving the determination letter and the Corporation has requested a determination letter for the Plan as amended. In the opinion of the Corporation, the Plan, as amended, continues to be qualified as to form. Accordingly, no provision for federal or state income taxes has been made.

The Corporation has reviewed the Plan's administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

NOTE 6 - Transfers

In July 2002, the Employees Thrift Plan of Texaco Inc., the Caltex Stock Plan, the Caltex Employees Savings Plan, and the Employees Thrift Plan of Fuel and Marine Marketing, LLC merged with and into the Plan. Total assets transferred into the Plan from these plans were \$2,466,365,000, \$31,270,557, \$75,763,359, and \$23,990,084, respectively.

EIN: 94-0890210

PN: 001

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
(thousands of dollars)

(a)	(b)	(c)	(d)	(e)
Identity of issue	Description of investment	Shares/Units	Cost	Current value
* ChevronTexaco Corporation	Common Stock	62,819,918	\$ 2,834,321	\$ 5,427,013
* Vanguard 500 Index Fund	Register Investment Company	8,101,802	793,316	831,812
* Vanguard Prime Money Market Fund	Register Investment Company	503,115,848	503,116	503,116
* Vanguard Total Bond Market Index Fund	Register Investment Company	39,769,749	402,912	410,026
* Vanguard PRIMECAP Fund	Register Investment Company	6,980,726	325,718	370,258
* Vanguard Windsor II Fund	Register Investment Company	12,707,571	310,044	336,624
* Vanguard Balanced Index Fund	Register Investment Company	8,871,623	151,748	162,084
* Vanguard Extended Market Index Fund	Register Investment Company	5,495,221	133,248	146,503
* Vanguard Developed Markets Index Fund	Register Investment Company	12,394,204	86,269	96,799
* Vanguard Total Stock Market Index Fund	Register Investment Company	2,246,107	50,828	58,376
* Vanguard GNMA Fund	Register Investment Company	4,642,006	49,206	48,741
Oakmark Select Fund	Register Investment Company	1,168,450	31,977	35,778
Managers Special Equity Fund	Register Investment Company	436,369	34,174	34,251
Neuberger Berman Genesis Fund	Register Investment Company	913,701	31,141	33,834
Artisan Small Cap Value Fund	Register Investment Company	1,647,866	26,823	26,498
American Funds EuroPacific Growth Fund	Register Investment Company	588,590	17,735	17,775
Artisan Mid Cap Fund	Register Investment Company	433,545	9,937	11,177
Fidelity Dividend Growth Fund	Register Investment Company	358,078	9,117	9,775
T. Rowe Price Small-Cap Stock Fund	Register Investment Company	86,597	2,201	2,414
Dodge and Cox Income Fund	Register Investment Company	87,276	1,128	1,128
Columbia Acorn International Fund	Register Investment Company	38,871	665	881
* Vanguard Short Term Investment Fund	Register Investment Company	-	42,553	42,553
* Vanguard Brokerage Option	Register Investment Company	-	83,328	87,953
* Participant Loans	Range of interest (4.12% - 12.45%)	-	-	115,052
Total investments				<u>\$ 8,810,421</u>

* Party-in-interest.

CHEVRONTEXACO EMPLOYEE SAVINGS INVESTMENT PLAN
 SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
 FOR THE YEAR ENDED DECEMBER 31, 2003
 (thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	\$ 408,152	\$ -	N/A	\$ -	\$ 408,152	\$ 408,152	\$ -
ChevronTexaco Corporation	Common Stock	-	673,869	N/A	-	471,752	673,869	202,117